SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN October 30 AND December 10, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)     Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events.

On December 8, 2003, CDC Software Corporation, a wholly owned subsidiary and software unit of chinadotcom corporation, announced that it had signed a definitve agreement to acquire Pivotal Corporation by way of either an all-cash or cash-and-stock transaction.

On November 14, 2003, Cayman First Tier, the joint venture company through which chinadotcom corporation acquired a 51% stake in Industri-Matematik International Corp. on September 8, 2003, adopted an Amended and Restated Memorandum and Articles of Association and an Amended and Restated Executive Committee Charter.

EXHIBITS

Exhibit	Description
1.1	Press Release dated October 31, 2003 chinadotcom Provides Update on Ross Acquisition

1.2	Press Release dated November 18, 2003 CDC Software Announces a Conditional Proposal to Acquire Pivotal Corporation, a Leading Pure-Play Customer Relationship Management Company

1.3	Press Release dated November 19, 2003 CDC Software Reiterates Conditonal Proposal to Acquire Pivotal Corporation

1.4	Press Release dated November 20, 2003 CDC Software Provides Further Clarity on its Conditional Proposal to Acquire Pivotal Corporation

1.5

Press Release dated November 20, 2003

chinadotcom corporation to hold a conference call November 20th, 2003 at 5:00 pm EST to provide further clarity on its Conditional Proposal to Acquire Pivotal Corporation

1.6	Press Release dated November 21, 2003 CDC Software Supplements its Proposal to Acquire Pivotal Corporation

1.7	Press Release dated November 25, 2003 CDC Software Announces a Strategic Investment in CIP Software

1.8	Press Release dated December 1, 2003 chinadotcom Subsidiary CDC Software submits Definitive Offer to Acquire Pivotal Corporation

1.9	Press Release dated December 4, 2003 John Xiao Appointed as Executive Director of hongkong.com Corporation, one of chinadotcom’s Mobile and Portal Units

1.10	Press Release dated December 5, 2003 chinadotcom Announces JV with Leading Australian Mobile Network Services Infrastructure Provider

1.11	Press Release dated December 8, 2003 CDC Software Confirms Definitive Agreement to Acquire Pivotal Corporation is Executed

1.12	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003

1.13	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2003

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan
Steven Chan Director, Legal

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated October 31, 2003 chinadotcom Provides Update on Ross Acquisition

1.2	Press Release dated November 18, 2003 CDC Software Announces a Conditional Proposal to Acquire Pivotal Corporation, a Leading Pure-Play Customer Relationship Management Company

1.3	Press Release dated November 19, 2003 CDC Software Reiterates Conditonal Proposal to Acquire Pivotal Corporation

1.4	Press Release dated November 20, 2003 CDC Software Provides Further Clarity on its Conditional Proposal to Acquire Pivotal Corporation

1.5

Press Release dated November 20, 2003

chinadotcom corporation to hold a conference call November 20th, 2003 at 5:00 pm EST to provide further clarity on its Conditional Proposal to Acquire Pivotal Corporation

1.6	Press Release dated November 21, 2003 CDC Software Supplements its Proposal to Acquire Pivotal Corporation

1.7	Press Release dated November 25, 2003 CDC Software Announces a Strategic Investment in CIP Software

1.8	Press Release dated December 1, 2003 chinadotcom Subsidiary CDC Software submits Definitive Offer to Acquire Pivotal Corporation

1.9	Press Release dated December 4, 2003 John Xiao Appointed as Executive Director of hongkong.com Corporation, one of chinadotcom’s Mobile and Portal Units

1.10	Press Release dated December 5, 2003 chinadotcom Announces JV with Leading Australian Mobile Network Services Infrastructure Provider

1.11	Press Release dated December 8, 2003 CDC Software Confirms Definitive Agreement to Acquire Pivotal Corporation is Executed

1.12	Amended and Restated Memorandum and Articles of Association of Cayman First Tier adopted November 14, 2003

1.13	Amended and Restated Executive Committee Charter of Cayman First Tier adopted November 14, 2003

Exhibit 1.1

chinadotcom Provides Update on Ross Acquisition

HONG KONG, October 31, 2003 chinadotcom corporation (NASDAQ: CHINA; www.corp.china.com), an integrated enterprise solutions and software company, today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired, in relation to the previously announced agreement for chinadotcom to acquire Ross Systems, Inc. (“Ross” – NASDAQ: ROSS). The expiration of this waiting period satisfies one of the conditions for chinadotcom’s acquisition of Ross. The transaction remains subject to other customary closing conditions, including approval by Ross’ shareholders, and is expected to be closed no later than Q1 2004.

The Hart-Scott-Rodino filing was made on September 22, 2003. The waiting period commenced on September 26, 2003 and expired on October 27, 2003.

###

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China—export manufacturing and mobile applications—as well as internationally. The company has over 1,000 employees with operations in over 10 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile and Portals unit is focused on China’s rapid growth mobile applications market, a large market with great future potential. The company now offers consumer-based and enterprise-based SMS and mobile application software development services. Paid subscriptions reached 4.4 million as of June 30th, 2003, with direct connectivity with local mobile operators in 26 provinces across China. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City service.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 400 more outsourcing consultants servicing software companies internationally.

For more information about chinadotcom corporation, please visit the Web site http://www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, Ross Systems’ family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross System’s global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.

Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems’ stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2003 filed by Ross Systems with the SEC on September 24, 2003.

Additional Information about the Proposed Merger and Where to Find It chinadotcom and Ross have filed a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross expects to mail the proxy statement/prospectus to shareholders of Ross. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully because they contain important information about CDC Software and Ross. Investors and security holders can obtain free copies of the proxy statement/prospectus and other relevant materials, and any other documents filed by chinadotcom or Ross through the website maintained by the Securities and Exchange Commission at www.sec.gov. Investors and security holders of Ross are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations			Investor Relations
Jane Cheng, Public Relations Manager			Craig Celek, US, VP, Investor Relations

Tel	:	(852) 2961 2750	Tel	:	1 (212) 661 2160
Fax	:	(852) 2571 0410	Fax	:	1 (973) 591 9976
e-mail	:	jane.cheng@hk.china.com	e-mail	:	craig.celek@hk.china.com

2

Exhibit 1.2

CDC Software Announces a Conditional Proposal to Acquire Pivotal

Corporation, a Leading Pure-Play Customer Relationship

Management Company

Hong Kong, November 18, 2003 CDC Software, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that it has made a conditional proposal to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) by way of either an all-cash or a cash-and-stock transaction. Pivotal, a leading pure-play Customer Relationship Management (“CRM”) company with over 1,660 clients worldwide, provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises.

Under the terms of the proposal, which was submitted by letter to the board of directors and the special committee of Pivotal today, Pivotal shareholders will be allowed to choose to receive either US$2.00 in cash or US$2.14 in cash and shares (US$1.00 in cash and US$1.14 in chinadotcom shares) for each common share of Pivotal, representing a premium of over 20% in excess of the publicly announced offer made by the Oak/Talisma Group and over 7% in excess of the publicly announced offer made by Onyx Software Corporation (NASDAQ: ONXS). The premium with respect to ONXS is based on a fixed exchange ratio of 0.475 shares of ONXS at a closing price of US$4.20 (as of November 17, 2003) in exchange for one share of Pivotal.

As part of the proposal, CDC Software has offered to provide Pivotal immediately with up to US$20 million in bridge financing to allay any potential viability issues prior to completion of the acquisition. It has further offered to quickly enter into synergistic operational initiatives prior to the acquisition. Further, chinadotcom’s combined proposal demonstrates its commitment to supporting Pivotal’s expansion in the CRM market sector, particularly in Asia, and leveraging upon Pivotal as a platform for future consolidation of the CRM market sector.

An acquisition of Pivotal would represent a natural continuation of CDC Software’s strategy to establish its position as a leading global provider of Enterprise Resource Planning (“ERP”) software products and services, with a focus on the export manufacturing sector which has measurably contributed to chinadotcom’s US$11.5 million in net profit for the nine months ended September 30, 2003. Pivotal’s broad suite of marketing, sales, service and partner management capabilities would complement CDC Software’s existing ERP, Supply Chain Management (“SCM”) and Human Resources and Payroll product offerings, which currently have limited CRM functionality. Pivotal, with its CRM platform, would be a complementary addition to CDC Software’s recent acquisition of a controlling stake in Industri Matematik International (“IMI”), a leading provider of mission critical SCM software; its recently acquired Executive Suite software, a leading financial performance management and business intelligence application based on Microsoft technology; and its pending acquisition of Ross Systems, Inc. (“Ross”) (NASDAQ: ROSS), a global provider of ERP for process manufacturers.

“Our software strategy includes the acquisition of ‘best of breed’ technologies internationally and introducing them into the Asia market. We believe the timing of this acquisition represents a logical sequence in the progression of CDC Software’s strategy of acquiring companies with high margins and recurrent revenue streams in the mission-critical software solutions sectors of ERP, SCM, CRM and business intelligence,” commented Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation.

Mr. Widdicombe continued, “we have been a business partner of Pivotal in the Asia Pacific region and are very impressed by their seasoned management and their world-class technology platform. In addition, we have had numerous discussions with respect to various initiatives for synergies, including cross-selling, lowering product support costs and outsourcing opportunities. A combination of the two companies should enable Pivotal to measurably accelerate its expansion, particularly in the rapidly developing and high growth markets for CRM software in Asia, principally through cross-selling on the back of CDC Software’s international software platform which has a well-established China presence and leveraging upon our combined customer base of over 2,300 enterprises worldwide.”

“A combination with Pivotal should allow both parties to derive significant synergies, and create substantial value for their respective shareholders and customers,” said Mr. Widdicombe. He also stated, “In addition to incorporating Pivotal’s products into existing product offerings, CDC Software could incorporate the business analytics products of Executive Suite into Pivotal’s product lines. Pivotal could also leverage upon CDC Software’s cost-efficient China and India-based outsourcing services. We would also expect to achieve significant SG&A cost savings and synergies.”

“On a pro forma basis assuming the inclusion of Ross, we believe chinadotcom can achieve projected revenue of US$185 million for 2004. With an acquisition of Pivotal, we believe our pro forma projected revenue could increase to approximately US$240 million, which would enable us to achieve a reasonable increase in our scale,” Mr. Widdicombe added.

chinadotcom believes that its proposal is superior to all outstanding offers for Pivotal, given the per share price being offered, the liquidity and appreciation in value of chinadotcom’s shares, its strong cash position, and the continuing growth in its revenues and profitability. In addition to allaying potential viability issues concerning Pivotal, the combination of the two companies, particularly with immediate bridge financing, would provide reassurance to Pivotal’s customers and employees and demonstrate to the market that chinadotcom is committed to furthering Pivotal’s aims to accelerate profitability and maximize shareholders value. Furthermore, a combination with chinadotcom would enable Pivotal to have access to additional capital to further invest in product development and fund other strategic initiatives by leveraging upon chinadotcom’s US$363 million net cash position.

chinadotcom notes that Pivotal has not provided an indication as to whether it would accept this proposal, this proposal is subject to execution of definitive agreements with various closing conditions and there is no assurance that the proposed acquisition will be consummated. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

The Special Committee of Pivotal’s Board of Directors has also been asked to take the following factors into consideration which chinadotcom believes makes its offer superior to other offers:

•	chinadotcom’s share price has nearly doubled in the past six months, and has out-performed the Nasdaq NMS Composite Index during this same period.

•	chinadotcom is currently profitable, and has posted four sequential quarters of improving profit. For the nine months ended September 30, 2003, chinadotcom recorded net profit of US$11.5 million.

•	chinadotcom has experience in completing earnings accretive transactions. Recent transactions have included the acquisitions of Newpalm (China) Information Technology Co., Ltd., a controlling stake in IMI (www.im.se), and the financial performance management application, Executive Suite (www.cip-software.com). In addition, CDC Software’s acquisition of Ross (www.rossinc.com) is pending. Throughout the acquisition process, chinadotcom works closely with management on integration planning to facilitate a smooth and orderly integration process post-closing.

•	chinadotcom has a strong financial position. As of September 30, 2003, chinadotcom had US$363 million in net cash and cash equivalents on its balance sheet. The company does not require external capital or financing to fund the acquisition.

•	Since 2002, chinadotcom and Pivotal have had a series of discussions with respect to various initiatives and a considerable number of complementary product lines exist between chinadotcom and Pivotal which provide significant potential opportunities for synergies, including cross-selling, lowering product support costs and outsourcing initiatives.

•	chinadotcom intends to retain Pivotal and its current management team as an independent subsidiary within its CDC Software unit.

•	chinadotcom’s stock has an average daily trading volume of approximately 7.6 million shares over the prior six month period, and the company has a market capitalization of approximately $850 million which mitigates questions concerning the value of the securities of a merged Pivotal/chinadotcom entity post-closing.

•	chinadotcom has previously performed due diligence on Pivotal which would measurably reduce the time required for it to complete its due diligence on Pivotal. In addition, as chinadotcom has recently been involved in transactions in which due diligence has been performed on it, chinadotcom can readily provide due diligence materials to Pivotal.

ABOUT CHINADOTCOM CORPORATION

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in IMI, an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross, a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Actual results may vary materially from those expressed or implied by the statements herein, including the pro forma projected revenue of 2004. The pro forma projected revenue of 2004 assumes no growth and is annualized based materially upon the actual results for the quarter ended September 30, 2003 for chinadotcom (assuming a full quarter of contribution from IMI), Ross and Pivotal, as the case may be. Furthermore, while chinadotcom believes that its pro forma financial projections are reflective of its recurrent trends and the on-going status of its business, there can be no assurance that its pro forma projections will accurately reflect these trends and status and therefore, its investors are urged not to rely solely upon the pro forma projections when making their investing decision and should be reviewed together with its actual financial results and other relevant information about chinadatcom. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

Exhibit 1.3

CDC Software Reiterates Conditional Proposal to

Acquire Pivotal Corporation

Hong Kong, November 19, 2003. CDC Software, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced the reiteration of its conditional proposal of November 18, 2003 which it made to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) whereby Pivotal shareholders will be allowed to choose to receive either US$2.00 in cash or US$2.14 in cash and shares (US$1.00 in cash and US$1.14 in chinadotcom shares) for each common share of Pivotal.

As CDC Software was not included in the solicitation of offers conducted by Pivotal’s financial advisor despite various efforts to do so and as Pivotal is currently not able to provide it with due diligence materials, it is important that actual due diligence be conducted prior to the signing of a definitive agreement. With respect to the other conditions of CDC Software’s proposal, the majority of the conditions summarized by Pivotal in its press release of November 18, 2003 are substantially the same as those set out in the Pivotal agreement with the Oak/Talisma Group. The remaining conditions are customary and several are needed to facilitate operational synergies to better ensure that Pivotal is earnings accretive to chinadotcom prior to closing.

CDC Software continues to believe that its proposal when combined with an immediate bridge loan of up to US$20 million (similar to what it has provided to other software companies in the past) would logically provide Pivotal with immediate reassurance on multiple fronts. This includes measurably reducing the uncertainty and risk associated with Pivotal’s viability among its customers, employees and shareholders.

CDC Software has always been and continues to be willing to quickly enter into operational initiatives prior to completing an acquisition of Pivotal to immediately drive synergies including implementing OEM and bundling arrangements, deriving new license revenue through cross selling, reducing costs via outsourcing arrangements, building a substantive distributor/reseller relationship and expanding its existing partnership with Pivotal. CDC Software has a proven track record in this respect with its recently acquired and pending software deals.

CDC Software feels that this bridge loan and operating initiatives, when combined with Pivotal’s recent operating performance improvements and the general uptrend in the economic business climate and corporate spending, would enable Pivotal the stability to build upon its recent success in coming quarters which would in turn enhance shareholder value. Without the viability distraction, CDC Software believes that this would effectively allow Pivotal more latitude to not need to quickly settle for an economically inferior offer this week during a time when there is significant liquidity in Pivotal’s shares at a premium to such offer.

CDC Software welcomes future initiatives with Pivotal regardless of the outcome of the Pivotal shareholders meeting and the approval by the Supreme Court of British Columbia which includes its consideration of whether the transaction submitted to it by Pivotal is fair to Pivotal’s shareholders. As it is compelled to develop a CRM platform that is complementary to its focus on mission-critical software solutions sectors of Enterprise Resource Planning, Supply Chain Management and Business Intelligence, CDC Software will continue to explore all credible opportunities in the CRM market sector in its focus to maximize shareholder value.

chinadotcom notes that there is no assurance that Pivotal will accept the proposal, or even if it does, whether the transaction underlying the proposal will be consummated. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

ABOUT CHINADOTCOM CORPORATION

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

Exhibit 1.4

CDC Software Provides Further Clarity on its Conditional

Proposal to Acquire Pivotal Corporation

Hong Kong, November 20, 2003. CDC Software, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today provided additional clarity related to its conditional proposal of November 18, 2003 which it made to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) whereby Pivotal shareholders will be allowed to choose to receive either US$2.00 in cash or US$2.14 in cash and shares (US$1.00 in cash and US$1.14 in chinadotcom shares) for each common share of Pivotal.

CDC Software reiterates that its proposal, when combined with an immediate bridge loan of up to US$20 million and synergistic operational initiatives, should substantially mitigate any near term concerns that may be pressuring Pivotal to settle for an economically inferior offer this week. This is particularly relevant given the improving economy and overall market sentiment and upturn in corporate spending as well as Pivotal’s own performance improvements.

Upon the receipt of due diligence materials, CDC Software expects that it will be able to complete its review within 30 days. To date, for a number of reasons including contractual restrictions, CDC has not had the opportunity to conduct a full due diligence investigation and reiterates that it is important that actual up to date due diligence be conducted prior to the signing of a definitive agreement.

CDC Software has reviewed the Pivotal agreement with the Oak/Talisma Group and feels that with very few exceptions, the terms and conditions set forth in the Pivotal agreement with the Oak/Talisma Group are acceptable. Chief among the exceptions are the magnitude and scope of (1) new option grants of nearly 6% of the surviving entity to three employees and (2) an aggregate basket of up to US$4.5 million for liability insurance for six years for existing directors and officers, which CDC Software would rather see reflected at least in part in a higher proposal price as it has done. Factoring in the above, CDC Software believes that subject to customary closing conditions being met (the primary ones which Pivotal has already identified), the timetable of closing of the proposed transaction would be in the early part of 2004.

CDC Software wants to build on its current partnership with Pivotal with synergistic initiatives by working with the current Pivotal management similar to what it has done with its recently acquired and pending software deals in the US and Europe.

CDC Software notes that whatever the outcome of the Pivotal shareholders meeting and the approval by the Supreme Court of British Columbia, it respects and appreciates the challenging decision that must be made, and welcomes future initiatives with Pivotal.

chinadotcom notes that there is no assurance that Pivotal will accept the proposal, or even if it does, whether the transaction underlying the proposal will be consummated. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

ABOUT CHINADOTCOM CORPORATION

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors

and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

Exhibit 1.5

chinadotcom corporation to hold a conference call November 20th,

2003 at 5:00 pm EST to provide further clarity on its Conditional

Proposal to Acquire Pivotal Corporation

Hong Kong – November 20, 2003

Hong Kong November 20, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China and internationally, will hold a conference call to provide further clarity on its conditional proposal to acquire Pivotal Corporation.

To listen, call the access number a few minutes before the scheduled start time of the call.

Date: Thursday, November 20th, 2003

Time: 5:00 pm EST

USA and Canada Toll Free Number: 1-877-542-7993

AUSTRALIA Toll Free Number: 1-800-750-079

CHINA Toll Free Number: 10800-852-0823

HONG KONG Toll Number: +852-2258-4002

SINGAPORE Toll Free Number: 800-852-3412

Passcode: Pivotal

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

Exhibit 1.6

CDC Software Supplements its Proposal to

Acquire Pivotal Corporation

Hong Kong, November 21, 2003. CDC Software, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today provided additional information related to its conditional proposal of November 18, 2003 which it made to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) whereby Pivotal shareholders will be allowed to choose to receive either US$2.00 in cash or US$2.14 in cash and shares (US$1.00 in cash and US$1.14 in chinadotcom shares) for each common share of Pivotal.

As an indication of CDC Software’s sincerity, responsiveness and commitment, CDC Software is willing to commit to a more aggressive timetable than is customary in its practice for the completion of due diligence on Pivotal. CDC Software will commit to complete all of its due diligence on or prior to December 4, 2003. This new, revised timetable is based upon the assumption and full expectation that CDC Software will receive the cooperation of Pivotal’s officers and Board of Directors to complete the diligence process. CDC Software has adopted this more aggressive timetable in consideration of the termination date of December 9, 2003 set forth in the Pivotal agreement with the Oak/Talisma Group. CDC Software believes that following the completion of its due diligence, Pivotal will have ample time to either (1) agree to do a transaction with CDC Software or, in the alternative, should it desire, (2) complete any shareholder and/or court action that may be necessary for the closing of a transaction with the Oak/Talisma Group.

CDC Software is frustrated that contractual restrictions have essentially meant that communication with Pivotal is through press releases only. Clearly this is not the ideal process for Pivotal and CDC Software to efficiently and effectively balance the mandates of their respective boards of directors and shareholders. Unfortunately, due to miscommunication and lack of meaningful communication, largely as a result of the auction process and contractual restrictions, CDC Software has not been able to effectively communicate with Pivotal or conduct due diligence.

Were CDC Software to negotiate a new agreement with Pivotal based on the existing agreement with Oak/Talisma Group, CDC Software would ask that the ambiguity of Section 8(a) of that agreement be resolved. It currently states that over the next six years the “annualized aggregate premiums for insurance under this Section 8(a) [shall not be] in excess of $750,000.” We believe that this language allows for a basket of up to US$750,000 per year, implying an aggregate of up to US$4.5 million for the entire six year period.

CDC Software notes that whatever the outcome of the Pivotal shareholders meeting and the approval by the Supreme Court of British Columbia, it respects and appreciates the challenging decision that must be made, and welcomes future initiatives with Pivotal.

chinadotcom notes that there is no assurance that Pivotal will accept the proposal, or even if it does, whether the transaction underlying the proposal will be consummated. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

ABOUT CHINADOTCOM CORPORATION

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors

and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

Exhibit 1.7

CDC Software Announces a Strategic Investment in CIP Software

CIP Software to become a strategic partner of CDC Software to support its “Executive Suite” Business Intelligence product line

HONG KONG November 25, 2003 CDC Software, a wholly-owned and software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise software and mobile applications company in China and internationally, today announced a strategic investment in CIP Software A/S (“CIP”), a European-based software company, with the intention to acquire a 100% holding in the company, as a strategic move to further enhance its Enterprise Resource Planning (“ERP”) software strategy.

In addition to the investment, CDC Software and CIP also entered into a Master Distribution Agreement (“MDA”), whereby CIP will be the exclusive distributor for CDC Software to support and conduct sales of “Executive Suite”, a leading financial performance management and Business Intelligence (“BI”) application based on Microsoft technology, in the territories of Europe, the Middle East and Africa. CDC Software itself will focus on the sale, distribution and localisation of Executive Suite for the Asia Pacific region. CIP operates a software development center in Vejle, Denmark, which complements and strengthens the global development capabilities of CDC Software, which includes development centers in Shanghai, China, and Stockholm, Sweden. As part of the agreement, a number of CIP’s development team members are expected to be relocated to CDC Software’s software development center in China to provide onsite support and training to customers of Executive Suite located in China.

Steve Collins, Managing Director of CDC Software, commented: “We are pleased to announce this strategic investment in CIP as it further strengthens our software presence in Europe and demonstrates our continuous commitment to expansion in the software sector through establishing strategic partnerships. BI tools are key to providing enhanced functionality within an extended ERP product offering, and we are excited about the combination of our proven Executive Suite software tool, CIP’s established presence across Europe, and CDC Software’s strong knowledge of the local business environments across the Asia Pacific region. With the help of CIP, and working with Microsoft internationally, we plan to incorporate our BI software products into our current ERP product offering. We believe that this strong combination will help customers rapidly realise the value inherent in BI solutions.”

“The combined strengths of CIP and CDC Software will help strengthen our global software development platform for the development of new products and technologies. As a result, we expect significant synergies can be developed between the two companies, for example through lowering CIP’s R&D costs by potentially outsourcing its product development work to our cost-efficient software development center in China, and by cross-selling to our combined customer base of over 1,000 enterprises worldwide,” Steve Collins continued.

Jesper Vork, CEO of CIP Software said, “The founding vision of CIP was to provide a complete financial management solution that would be accessible to all organizations, regardless of their size. Combining CIP’s established experience in the financial management arena with CDC

Software’s strength and global presence will enable us to fully deliver on this vision. It is a vindication of our early customers’ faith in CIP and I look forward to an exciting future together.”

The investment in CIP is CDC Software’s fourth strategic initiative aimed at enhancing its global software strategy, following the recent acquisitions of Industri-Matematik International Corp. (“IMI”), a leading provider of Supply Chain Management (“SCM”) solutions, Executive Suite, a leading BI tool, and its intention to acquire a 100% stake in Ross Systems Inc. (“Ross”), a global provider of ERP software solutions.

# # #

About CDC Software and chinadotcom

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

About CIP Software A/S

CIP Software, headquartered in Denmark, with operations and channel partners within Europe and Africa, is a leading provider of financial management solutions.

Executive Suite is a fully integrated financial management application delivering budgeting, planning, forecasting, consolidation, reporting and analysis to a broad spectrum of customers. Executive Suite not only significantly reduces the price entry point and long term cost of ownership for this type of solution, but also provides a richness in productivity enhancing features

2

unparalleled in the market place. The software is based on Microsoft® .NET and Microsoft® SQL platform which allows quick and easy access via web-based technology and the MS Office interface.

Executive Suite users include Scandlines, Sydbank, Storck, SBS Services, Ramboll, Arovit, Wates Group and Guildford Borough Council.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@us.china.com

3

Exhibit 1.8

chinadotcom Subsidiary CDC Software Submits Definitive

Offer to Acquire Pivotal Corporation

Hong Kong December 01, 2003 CDC Software Corporation (“CDC Software”), a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that it has submitted a signed, definitive agreement to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) by way of either an all-cash or a cash-and-stock transaction. Pivotal is a leading international Customer Relationship Management (CRM) company that provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises, with over 1,600 clients worldwide.

Under the terms of the agreement, CDC Software is offering to acquire all of the outstanding shares of Pivotal under a plan of arrangement that will, subject to certain conditions, permit Pivotal shareholders to elect to receive, for each Pivotal share, either (1) US$2.00 in cash; or (2) US$2.14 comprised of US$1.00 cash plus US$1.14 of common shares of chinadotcom corporation; the value of the share portion of this option will be calculated using the average closing price of the chinadotcom shares on the Nasdaq National Market over the ten trading day period ending two days prior to closing and there are no caps or collars applicable to the calculation.

Pivotal announced today that the Special Committee of the Board of Directors of Pivotal has determined that the offer is a ‘superior transaction’ within the meaning of the current arrangement agreement with the Oak Group. Under the terms of Pivotal’s agreement with the Oak Group, CDC Software understands that its offer has been delivered by Pivotal to the Oak Group to allow the Oak Group until the end of the day on Thursday, December 4, 2003 to amend their existing offer so that the amended Oak Group transaction would, if consummated, be reasonably likely to result in a transaction which is as favorable from a financial point of view to Pivotal shareholders as CDC Software’s offer. CDC Software’s offer remains irrevocable and open for acceptance by Pivotal until 12:00 noon (Vancouver time) on December 5, 2003.

“We are pleased with the decision of the Pivotal Special Committee. After having conducted an intense period of due diligence on Pivotal to supplement our prior analysis, we are pleased to be able to make a definitive offer along similar economic terms as our previously announced proposal to Pivotal and its shareholders,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation.

The proposed acquisition of Pivotal represents an important part of CDC Software’s strategy to establish its position as a leading international provider of Enterprise Resource Planning (ERP) software products and services, with a focus on the export manufacturing sector. CRM applications are a critical component of an extended ERP product offering, and Pivotal’s broad suite of marketing, sales, service and partner management capabilities complement perfectly with CDC Software’s existing ERP, Supply Chain Management (SCM) and Human Resources and Payroll product offerings, which currently have limited CRM functionality. With the addition of Pivotal as its CRM platform, CDC Software will continue to implement its strategy of focusing on acquisitions with high margins and recurrent revenue streams in the mission-critical software solutions sector.

chinadotcom notes that there is no assurance that Pivotal will accept its offer, particularly given the Oak Group’s rights as summarized above, or even if Pivotal does accept, whether the transaction underlying the offer will be consummated. The transaction is subject to the final approval by Pivotal’s shareholders, certain regulatory approvals and customary closing conditions. The financial impact on chinadotcom’s earnings will be determined based on the timing of the closing of the transaction. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

###

About chinadotcom corporation and CDC Software

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such

2

document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

3

Exhibit 1.9

John Xiao Appointed as Executive Director of hongkong.com

Corporation, one of chinadotcom’s Mobile and Portal Units

chinadotcom’s Korean mobile unit concluded a mobile content conference in Korea as an initiative to introduce Korean mobile content into the fast growing China market

Hong Kong December 04, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that John Xiao, currently Chief Executive Officer of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”) which was acquired in April this year and is currently the most significant mobile applications platform of the company, has been appointed as an Executive Director of hongkong.com Corporation, an 81% owned subsidiary of chinadotcom that is listed on the GEM exchange in Hong Kong.

Raymond Ch’ien, Executive Chairman of chinadotcom corporation and Chairman of hongkong.com Corporation, said, “In recognition of his accomplishments since joining the chinadotcom group in April, we are pleased to promote and appoint Mr. John Xiao as an Executive Director of the board of hongkong.com Corporation. Under John’s leadership, Newpalm has made noteworthy progress in growing its subscription base, developing innovative mobile services and products and building strong relationships with local mobile network operators. Now as an Executive Director of hongkong.com, John will work even closer with our portal team to further develop synergies by leveraging Newpalm’s advanced mobile application platform with the compelling content channels and online capabilities of our portal network as well as more substantively identify and promote synergistic investment and acquisition opportunities.”

John Xiao is the founder of Newpalm and has been the CEO of the company since March 2000. As a seasoned business executive and entrepreneur, he has over 17 years experience in the telecommunications and IT industries. Prior to becoming CEO of Newpalm, John Xiao served as Director of Wireless Internet, Personal Networking Group of Motorola (Asia).

“I am honoured by my appointment as an Executive Director of hongkong.com Corporation,” said John Xiao. “China is the engine for growth of the mobile sector globally given its rapidly increasing market penetration in a fast growing economy. Combining the strengths within the chinadotcom group of world-class mobile technologies, a global distribution platform, our strong presence in China, and our CDMA expertise, we believe the company is well positioned to become a market leader in the mobile sector.”

Dr. Ch’ien concluded, “Mobile applications are one of the main focuses of chinadotcom. We believe John’s wealth of experience in the IT and telecommunications industries and his in-depth understanding of the China market adds great value to us, which will help bring the company as a whole to the next level of success. In addition, John’s appointment demonstrates our commitment to integrating our acquired companies and driving synergies and operational improvements. We seek to reward employees such as John who has strongly exceeded his key performance targets. We view this promotion to be a win-win one in that John with his strong operating track record will add immediate value to the hongkong.com board as it makes the future strategic decisions of the company.”

As a separate development in its mobile strategy, chinadotcom’s Korean mobile unit successfully concluded a Mobile Content Conference held last week in Korea. Representatives from around sixty mobile content providers in Korea attended the conference.

One of the core initiatives of chinadotcom’s mobile strategy is to introduce world-class mobile technologies, applications and content into the rapidly developing and fast growing market in China. As Korea is one of the most advanced markets globally for CDMA services and related high-speed mobile applications, there is an established group of companies with expertise and broad product offerings in mobile applications that could potentially be introduced into the Chinese market, particularly for China’s CDMA network. The conference attracted many major mobile content providers who were impressed by chinadotcom’s CDMA and GSM technical capabilities for mobile applications development in China, its strong China presence and its excellent relationship with local mobile operators at the provincial level in China which facilitates its product promotions. Since China is a fast growing and sizable mobile market, many content providers in Korea have shown interest in entering the China market by leveraging chinadotcom’s nationwide distribution network in China.

At the conference, services highlighted included mobile games, ringtones/ringback-tones, logo downloads, mobile karaoke, image editor and dating. Many of the mobile content providers who participated evaluated that the mobile content conference held by chinadotcom’s Korean mobile unit was “the first ever major initiation by an international or China-based company to bring Korean mobile content services into the China market.”

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe. The acquisition of Ross is subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The company offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.1 million as of September 30, 2003, with direct connectivity with local mobile operators in 26 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services. The unit’s Korean operation develops cutting-edge CDMA-based mobile applications and

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establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@us.china.com

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Exhibit 1.10

chinadotcom Announces JV with Leading Australian Mobile Network

Services Infrastructure Provider

JV to be a component of chinadotcom’s strategic expansion of its wireless service offering and geographic coverage for mobile applications

Hong Kong December 05, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that its newly established mobile unit in Australia has signed a binding term sheet to form a 50/50 joint-venture (“JV”) with Soprano Design (“Soprano”), a leading mobile network service infrastructure supplier based in Australia. The JV is a component of chinadotcom’s strategy of leveraging upon its well-established mobile applications business in China and its international presence in technical infrastructure for applications development, to drive the expansion of its mobile applications service offerings beyond pure SMS (text messaging) based products to 2.5 generation (“G”) and 3G enabled products with higher value-added applications such as multimedia applications, mobile games and video downloads.

Upon finalization of the JV which is contemplated in the next 60 days, Soprano will license its mobile network services infrastructure technology exclusively to the JV in the Greater China region. In addition, leveraging upon chinadotcom’s mobile development capabilities in China, the JV will introduce Soprano’s technology to China and a fully localized version of this platform is contemplated that will enable it to meet the requisite regulations and requirements for the China market and the needs of its customers in China.

One of the unique solutions Soprano has implemented is the “SOPRANO Parking” platform. “SOPRANO Parking” utilizes the easy-payment capabilities of mobile phones and removes the need for the tiresome search for coins and lines at pay stations. The application operates as a front-line system capturing and managing mobile transactions. It also offers additional services to drivers including alerts on approaching parking limit expiration and information on parking locations.

Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation said: “We are continuing the process of leveraging off our established wireless business in China. The contemplated JV is a further strategic move aimed at expanding our mobile applications capabilities internationally, although this contemplated JV is still in its early stages and the financial impact is expected to be minimal in the near term. China continues to be the largest, rapid-growth mobile market globally, and we will continue to look for applicable state-of-the-art wireless technologies with high value-added applications outside China, and localize them for deployment to our existing customer base in China.”

Founded in 1994 and headquartered in Sydney, Soprano is focused on the development of carrier-grade 2.0, 2.5 and 3G-enabled mobile network services infrastructure to mobile operators, wireless service providers, financial institutions and corporations. Soprano products provide a wide range of comprehensive, mission-critical platforms for its customers including Intelligent Information

Services Platform, SMS/MMS Corporate Gateway Platform, Premium Services Platform, and Mobile Commerce Platform. The Soprano suite of products is currently being used by many blue-chip customers including Telstra Corporation, NEC Corporation and Legion Interactive. Soprano is headquartered in Sydney and has regional offices in Melbourne, Tokyo, London and Paris.

“As a long standing mobile commerce leader, Soprano has developed a sophisticated set of mobile commerce applications including SOPRANO Parking, SOPRANO Vending, SOPRANO MobilePay, and SOPRANO Prepaid Recharge,” said Dr. Richard Favero, CEO of Soprano Design. “The mobile commerce and premium service market is one of the fastest growing sectors in China. Our proven state-of-the-art mobile platform and solutions, coupled with chinadotcom’s strong China presence, extensive distribution network and technical experience for product localization, should accelerate our penetration into the world’s largest mobile market.”

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments—manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe. The acquisition of Ross is subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The company offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.1 million as of September 30, 2003, with direct connectivity with local mobile operators in 26 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services. The unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software

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development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit www.corp.china.com.

About SOPRANO Design Pty Ltd.

Founded in 1994, SOPRANO is a leading provider of mobile network services infrastructure to mobile network operators, financial institutions and corporate customers. SOPRANO’s unique range of products is focused on assisting its customers in generating revenue from 2, 2.5 and 3G networks by adding value and volume usage. SOPRANO is rapidly growing to meet the demand for its SOPRANO Corporate Gateway Platform (CGP), SOPRANO Intelligent Information Services Platform (IISP), SOPRANO Mobile Commerce Platform (MCP), SOPRANO Premium Services Platform (PSP) and other specialist mobile products. SOPRANO has offices in Sydney, Melbourne, Tokyo, Paris and London, and representation in USA.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Tim Batten, VP Global Products
Tel	:	(612) 9900 2200
Fax	:	(612) 9929 6956
Email	:	tim@soprano.com.au

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Exhibit 1.11

CDC Software Confirms Definitive Agreement to Acquire Pivotal

Corporation is Executed

Hong Kong December 08, 2003 CDC Software Corporation (“CDC Software”), a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that it had signed a definitive agreement to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) by way of either an all-cash or a cash-and-stock transaction. Pivotal is expected to present the agreement for Pivotal shareholders to vote in a shareholders meeting expected to be scheduled in February 2004. Pivotal is a leading international Customer Relationship Management (“CRM”) company that provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises, licensed to over 1,600 clients worldwide.

As the cornerstone of CDC Software’s CRM strategy, Pivotal will be expected to continue to strategically invest in its future and enhance its leadership position in mid-enterprise CRM. The many synergies, which are anticipated to result in accretive results, include cross-selling solutions into the enlarged customer base of over 3,200 accounts worldwide combining Ross and Pivotal in the future, expanding Pivotal’s Asian business by leveraging CDC Software’s established distribution capability, and augmenting Pivotal’s offshore capabilities in India by accessing chinadotcom’s cost-effective India and China-based offshore resources.

“We are pleased to have signed the definitive agreement and look forward to Pivotal shareholders’ approval in the coming months,” said Peter Yip, Chief Executive Officer of CDC Software and chinadotcom corporation. “CDC Software and Pivotal are an attractive combination. Our companies’ intellectual property architecture and service offering is complementary. Together, we will offer customers in Asia, the US and Europe robust, best-in-class Enterprise Resource Planning (“ERP”), CRM, Supply Chain Management (“SCM”) and Business Intelligence (“BI”) software products and a joint commitment for continued innovation that is cost-effective for the company, customers and shareholders. We are excited about the opportunity for growth as we continue together to serve the unique needs of the mid-tier enterprise market internationally.”

Bo Manning, Chief Executive Officer of Pivotal Corporation, commented, “Pivotal is making bold, strategic moves to solidify its leadership position in the mid-tier enterprise market. chinadotcom’s continued US GAAP profitability and healthy balance sheet, combined with the CDC Software-Pivotal acquisition, strengthens our strategic position and increases our long-term financial stability. We are impressed by CDC Software’s commitment to developing and acquiring mission-critical ERP and complementary software products and its strong and growing presence in the China market. Specifically, we believe that leveraging CDC Software’s distribution platform and its cost-efficient software development capabilities in China will facilitate our expansion into high growth Asian markets. For example, leveraging chinadotcom group’s e-marketing business unit in Australia with its extensive call center experience could facilitate further expansion of Pivotal’s call center business into the Asia Pacific region.”

While pursuing many synergies, CDC Software will continue to strategically invest in Pivotal, including specific initiatives in product development, marketing, services innovation and technical support. Pivotal is planned to be operated as a distinct business unit within CDC Software with the

Pivotal executive team continuing and headquarters remaining in Vancouver. Once the acquisition of Pivotal is effective, CDC Software will look at cross-selling and product development synergies to be achieved between Pivotal and CDC Software’s existing software companies including Industri-Matematik International (IMI), CIP Software and the company’s pending acquisition of Ross Systems.

The proposed acquisition of Pivotal represents an important part of CDC Software’s strategy to establish its position as a leading international provider of ERP and related software products and services. Pivotal’s broad and robust suite of marketing, sales, service and partner management capabilities complement perfectly with CDC Software’s existing ERP, SCM and Human Resources and Payroll product offerings, which currently have limited CRM functionality. With the addition of Pivotal as its CRM platform, CDC Software will continue to implement its strategy of focusing on earnings accretive acquisitions with high margins and recurrent revenue streams in the mission-critical software solutions sector.

Under the terms of the signed, definite agreement to acquire Pivotal, CDC Software is offering to acquire all of the outstanding shares of Pivotal under a plan of arrangement that will, subject to certain conditions, permit Pivotal shareholders to elect to receive, for each Pivotal share, either (1) US$2.00 in cash, for a total consideration including related expenses of approximately US$55 million; or (2) US$2.14 comprised of US$1.00 cash plus US$1.14 of common shares of chinadotcom corporation, for a total consideration including related expenses of approximately US$59 million, with a maximum approximately 3.4% increase in chinadotcom’s common shares outstanding; the value of the share portion of this option will be calculated using the average closing price of the chinadotcom shares on the Nasdaq National Market over the ten trading day period ending two days prior to closing, and there are no caps or collars applicable to the calculation.

The Pivotal transaction is subject to the approval of Pivotal’s shareholders and the Supreme Court of British and Columbia, as well as customary closing conditions. The financial impact on chinadotcom’s earnings will be determined based on the timing of the closing of the transaction. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

###

About chinadotcom corporation and CDC Software

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific

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region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe. The acquisition of Ross is subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

About Pivotal Corporation

Pivotal Corporation is the only CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,600 companies around the world have licensed Pivotal including: CIBC, Centex Homes, Farm Credit Services of America, HarperCollins Publishers, Hitachi Telecom Inc., Palm, Inc., Pharmacia Corporation, Premera Blue Cross, Royal Bank of Canada, Sharp Electronics Corporation, Southern Company, Vivendi and WebEx Communications.

Pivotal’s complete CRM software suite includes a powerful application platform and capabilities in marketing, sales, service, contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in

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circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

chinadotcom Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

chinadotcom Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com

4

Exhibit 1.12

THE COMPANIES LAW (2003 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

CAYMAN FIRST TIER

THE COMPANIES LAW (2003 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

CAYMAN FIRST TIER

(Adopted pursuant to a special resolution passed on 4 September, 2003)

1	The name of the Company is Cayman First Tier.

2	The registered office of the Company shall be at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, or at such other place as the Directors may from time to time decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2003 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5	The share capital of the Company is US$105,600 consisting of 105,600,000 shares divided into 55,600,000 Common Shares of a par value of US$.001 each and 50,000,000 Preferred Shares of a par value of US$.001 each, 24,500,000 of which are designated as Series A Preferred Shares and 25,500,000 of which are designated as Series B Preferred Shares.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES LAW (2003 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

CAYMAN FIRST TIER

(Adopted pursuant to a special resolution passed on 4 September, 2003)

INTERPRETATION

1	In these Articles Table A in the Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Acquisition”	means (i) (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions in which in excess of fifty percent (50%) of the Company’s voting power is transferred, provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Common Share”	means a Common Share in the capital of the Company of US$.001 par value with the rights set out in these Articles.

“Company”	means the above named company.

“Conversion Price”	means at the date of adoption of these Articles, the Original Series A Issue Price and the Original Series B Issue Price for the Series A Preferred Shares and Series B Preferred Shares, respectively; provided, however, that the Conversion Price for the Series A Preferred Shares and the Series B Preferred Shares shall be subject to adjustment as set forth in this these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS”.

“Deemed Liquidation”	means an Acquisition unless the Members of record as constituted immediately prior to such Acquisition will, immediately after Acquisition (by virtue of securities issued as consideration for the Acquisition or otherwise) hold at least 50% of the voting power of the surviving or acquiring entity in approximately the same relative percentages after such Acquisition as before such Acquisition.

“Deemed Liquidation Preference”	means, for each Series A Preferred Share and Series B Preferred Share, an amount equal to the sum of (i) for the Series B Preferred Shares, the Series B Net Special Preference (unless the consideration received in the Acquisition triggering the Deemed Liquidation is less than the aggregate Series B Net Special Preference for all Series B Preferred Shares, in which case the Deemed Liquidation Preference for the Series B Preferred Shares shall be the entire consideration received in the Acquisition triggering the Deemed Liquidation, distributed ratably among the holders of the Series B Preferred Shares based on the preferential amount each such holder is entitled to receive pursuant to this (i)), (ii) for each Series A Preferred Share and Series B Preferred Share, if the consideration received in the Acquisition triggering the Deemed Liquidation exceeds the amount described in (i) above, the Liquidation Preference for such Share (unless the consideration received in the Acquisition triggering the Deemed Liquidation is less than the amount described in (i) above plus the aggregate Liquidation Preference for all Series A

Preferred Shares and Series B Preferred Shares, in which case the Deemed Liquidation Preference shall be the entire consideration received in the Acquisition triggering the Deemed Liquidation, first distributed ratably among the holders of the Series B Preferred Shares based on the preferential amount each such holder is otherwise entitled to receive pursuant to (i) and then ratably among the holders of the Series A Preferred Shares and Series B Preferred Shares based on the preferential amount each such holder is otherwise entitled to receive pursuant to this (ii)), plus (iii) if the consideration received in the Acquisition triggering the Deemed Liquidation exceeds the amount described in (i) and (ii) above, an amount equal to each such Share’s pro rata portion of the consideration remaining after reservation of the amount described in (i) and (ii) above (assuming conversion of all such Series A Preferred Shares and Series B Preferred Shares).

“Directors”	means the directors for the time being of the Company.

“Dividend”	includes an interim dividend.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law (2000 Revision).

“Employee Shareholders”	means employees, officers, directors, consultants or other persons performing services for the Company or any wholly owned subsidiary (including, but not by way of limitation, distributors and sales representatives) who are registered in the register of members of the Company as owners of Shares in the Company.

“Excess Subject Profits”	means the sum of (a) the amount, if any, by which the actual profits of the Company in the First Annual Period exceeds US$20,408,163, plus (b) the amount, if any, by which the actual profits of the Company in the Second Annual Period exceeds US$20,408,163, provided that if the actual profits of the Company in either the First Annual Period or the Second Annual Period is less than US$20,408,163, then the Excess Subject Profits shall be reduced by the difference between the actual profits for such period and US$20,408,163; provided that the Excess Subject Profits shall not be less than zero.

“Junior Equity Security”	means the Common Shares and any class of Shares of the Company that rank below the Preferred Shares with respect to a right to a Dividend or a return of capital upon a winding up.

“Liquidation Preference”	means (i) an amount per Series A Preferred Share equal to the Original Series A Issue Price, as adjusted for share splits, recapitalisations and the like, and (ii) an amount per Series B Preferred Share equal to the Original Series B Issue Price, as adjusted for share splits, recapitalisations and the like, plus, in the case of both (i) and (ii) all declared but unpaid dividends on such Shares.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Original Issue Price”	means (i) with respect to the Series A Preferred Shares, the Original Series A Issue Price and (ii) with respect to the Series B Preferred Shares, the Original Series B Issue Price.

“Original Series A Issue Price”	means US$1.020 for each outstanding Series A Preferred Share.

“Original Series B Issue Price”	means US$0.980 for each outstanding Series B Preferred Share.

“Preferred Share”	means a Preferred Share in the capital of the Company of US$.001 par value with the rights set out in these Articles and includes a Series A Preferred Share and a Series B Share.

“Protective Condition”	means that at least 12,250,000 Series A Preferred Shares and at least 12,750,000 Series B Preferred Shares (each subject to adjustment for any share split, reverse share split or other similar event affecting the Preferred Shares after the filing date hereof) remain outstanding at the relevant date provided, however, that if one class of Preferred Shares shall have fallen below the required Protective Condition, the Protective Condition shall still apply to the other class of Preferred Shares.

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Series A Profit Percentage”	means the percentage obtained by dividing (a) the number of Common Shares into which the Series A Preferred Shares are convertible by (b) the total number of outstanding Common Shares (assuming the prior conversion of all Series A Preferred Shares and Series B Preferred Shares).

“Series B Net Special Preference”	means the Series B Special Preference minus any dividends or distributions made on the Series B Preferred Shares without a proportionate dividend or distribution made on the Series A Preferred Shares.

“Series B Special Preference”	means an amount per Series B Preferred Share obtained by dividing (a) the product obtained by multiplying the Subject Profits by the Series A Profit Percentage, by (b) the number of Series B Preferred Shares outstanding at the time of calculation of the Series B Special Preference.

“Share” and “Shares”	means a share or shares in the Company and includes a Common Share and a Preferred Share and also a fraction of a share.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Law (2003 Revision) of the Cayman Islands.

“Subject Profits”	means the sum of (a) the lesser of (i) the profits of the Company on a consolidated basis for the twelve (12) month period beginning on the first day of the Company’s fiscal quarter that began on October 1, 2003 (the “First Annual Period”) or (ii) US$20,408,163 plus (b) the lesser of (i) the profits of the Company on a consolidated basis for the twelve (12) month period beginning on the first day following the First Annual Period (such period being the “Second Annual Period”) or (ii) US$20,408,163, provided that, if and only if the actual Subject Profits as calculated in (a) and (b) above are less than US$40,816,326, then the Subject Profits shall additionally include (c) the lesser of (i) the profits of the Company on a consolidated basis for the six (6) month period beginning on the first day following the Second Annual Period or (ii) such amount as causes the Subject Profits to equal US$40,816,326.

2	In the Articles:

2.1	words importing the singular number include the plural number and vice-versa;

2.2	words importing the masculine gender include the feminine gender;

2.3	words importing persons include corporations;

2.4	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.6	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

2.7	headings are inserted for reference only and shall be ignored in construing these Articles; and

2.8	in these Articles Article 8 of the Electronic Transactions Law shall not apply.

COMMENCEMENT OF BUSINESS

3	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

4	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

ISSUE OF SHARES

5	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

6	The Company shall not issue Shares to bearer.

PREFERRED SHARES: DIVIDEND PROVISIONS

7	The holders of Series A Preferred Shares and Series B Preferred Shares shall be entitled to receive dividends, out of any funds legally available therefor, (i) prior and in preference to any declaration or payment of any dividend on the Common Shares or any other Junior Equity Security, at the rate of four percent (4%) of the Original Series A Issue Price and the Original Series B Issue Price, respectively, per Share per annum (as adjusted to reflect any subsequent share dividends, share splits, share combinations or other recapitalisations with respect to such Shares) and (ii) on an as converted basis for the Series A Preferred Shares and Series B Preferred Shares, an amount equal to that paid on the Common Shares, payable when, as and if declared by the board of Directors; provided, however, that no dividend shall be paid or set aside with respect to the Series A Preferred Shares until an amount equal to the Series B Special Preference shall have first either been paid to or set aside by way of reserve to be payable to the holders of Series B Shares as contemplated under the heading “WINDING UP; LIQUIDATION PREFERENCE”. Such dividends shall not be cumulative. Except as provided in the first sentence of this Article, no dividend shall be paid on or declared and set apart for the shares of any series of Preferred Shares for any dividend period unless at the same time a like proportionate dividend for the same dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid on or declared and set apart for the shares of all other such series of Preferred Shares, unless a majority of the holders of any series of Preferred Shares not receiving at least a ratable portion of such dividend based on the annual dividend rates fixed therefor consent in writing to the payment of such dividend on the other series of Preferred Shares. If any holder of Series A Preferred Shares is, at the time of any dividend or distribution with respect to the Series A Preferred Shares, indebted to the Company, and if there are Excess Subject Profits at such time, then that portion of such dividend or distribution equal to the lesser of (a) the accrued and unpaid interest and the outstanding principal under such indebtedness or (b) the Excess Subject Profits shall not be payable to such holder, and the Company shall apply such amounts by way of set-off to the payments of the accrued and unpaid interest and outstanding principal under such indebtedness shall be reduced by the amount of such waiver.

8	Unless full dividends on the Series A Preferred Shares and the Series B Preferred Shares shall have been paid or declared and a sum sufficient for the payment thereof set apart: (i) no dividend whatsoever shall be paid or declared, and no distribution shall be made, on the Common Shares or any other Junior Equity Security and (ii) no Common Shares shall be repurchased, redeemed, or otherwise acquired by the Company and no funds shall be paid into or set aside or made available for a sinking fund for the repurchase, redemption, or acquisition thereof; provided, however, that this restriction shall not apply to the repurchase of Common Shares held by Employee Shareholders that are subject to restricted share purchase agreements under which the Company has the option to repurchase such shares at cost or at the purchase price of such shares upon the occurrence of certain events, such as the termination of employment or service.

PREFERRED SHARES: CONVERSION PROVISIONS

9	Right to Convert. Each Series A Preferred Share and Series B Preferred Share shall be convertible at the option of the holder thereof, at any time after the date of issuance of such Share into such number of fully paid and nonassessable Common Shares as is determined by dividing its Original Issue Price by the Conversion Price applicable to such Share and in effect on the date the share certificate is surrendered for conversion.

10	Automatic Conversion. Each Series A Preferred Share and Series B Preferred Share shall automatically be converted into Common Shares at the Conversion Price at the time in effect for such series immediately upon the earlier of (i) except as provided in the Article below headed “Mechanics of Conversion,” the closing of the sale by the Company of Common Shares in a firm commitment underwritten public offering registered under the United States Securities Act of 1933, as amended (the “Securities Act”), other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Company, that results in gross offering proceeds (before deduction of underwriters’ discounts and commissions and expenses) to the Company of not less than $30,000,000 at a price per Share that reflects a valuation of the Company of not less than $150,000,000 or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding Series A Preferred Shares and Series B Preferred Shares, voting together as a single class on an as-converted basis.

11	Mechanics of Conversion.

11.1

Before any holder of a series of Preferred Shares shall be entitled to convert the same into Common Shares, such holder shall surrender the share certificate or share certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for such series of Preferred Shares, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the share certificate or share certificates for Common Shares are to be issued; provided, however, that in the event of an automatic conversion pursuant to the Article above headed “Automatic Conversion”, the outstanding Preferred Shares shall be converted automatically without any further action by the holder of such Shares and whether or not the share certificate representing such Shares is surrendered to the Company or its transfer agent; provided, further, however, that the Company shall not be obligated to issue certificates evidencing the Common Shares issuable upon such automatic conversion unless either the share certificates evidencing such Preferred Shares are delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such share certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such share certificates. The Company shall, as soon as practicable after the surrender by a holder of the share certificate representing the Preferred Shares in accordance with this Article, issue and deliver at such office to such holder of such series of Preferred Shares, or to the nominee or nominees of such holder, a share certificate or share certificates, for the number of Common Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Preferred Shares to be converted, and the person or persons entitled to receive the shares of Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date. Any conversion of Preferred Shares made pursuant to these Articles shall be effected by the redemption of the relevant number of Preferred Shares and the issuance of an appropriate number of Common Shares and shall be entered onto the Register of Members accordingly.

11.2	If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Preferred Shares for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Shares issuable upon such conversion of such Preferred Shares shall not be deemed to have converted such Preferred Shares until immediately prior to the closing of such sale of securities.

11.3

If the conversion occurs through the vote of the holders of a majority of the Series A Preferred Shares and Series B Preferred Shares then outstanding, voting together as a single class on an as-converted basis, such conversion shall be deemed to have been made at the close of business on the day written notice of such election has been received by the Company, and the person or persons entitled to receive Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Shares on such date by entry in the Register of Members. Until share certificates for such Series A Preferred Shares and Series B Preferred Shares which have been converted have been delivered to the Company for exchange for share certificates representing Common Shares, the only evidence of title to such Common Shares shall be by entry in the Register of Members which under the Statute is regarded as prima facie evidence of any such matters.

12	Other Distributions. In the event the Company shall declare a distribution to the holders of the Common Shares, payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights, then, in each such case for the purpose of this Article, the holders of the Preferred Shares shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of Common Shares into which their Preferred Shares are convertible as of the record date fixed for the determination of the holders of Common Shares entitled to receive such distribution.

13	Recapitalisations and Reorganizations.

13.1	If at any time or from time to time there shall be a recapitalisation or reorganization of the Common Shares (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” or “WINDING UP; LIQUIDATION PREFERENCE”) provision shall be made so that the holders of the Preferred Shares shall thereafter be entitled to receive, upon conversion thereof, the number of shares or other securities or property of the Company or otherwise, to which a holder of Common Shares deliverable upon conversion would have been entitled on such recapitalisation. In any such case, appropriate adjustment shall be made in the application of the provisions in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” with respect to the rights of the holders of the Preferred Shares after the recapitalisation or reorganization to the end that the provisions thereof (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Shares) shall be applicable after that event as nearly equivalent as may be practicable.

13.2

If any consolidation or merger of the Company with another company or entity shall be effected (other than a consolidation or merger provided for elsewhere in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” or “WINDING UP; LIQUIDATION PREFERENCE”), then, as a condition of such consolidation or merger, lawful and adequate provision shall be made whereby the holders of the Preferred Shares shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified herein, and in lieu of the Common Shares immediately theretofore receivable upon the conversion of the Preferred Shares, such shares, securities or assets as may be issued or payable in connection with such consolidation or merger with respect to or in exchange for a number of outstanding Common Shares equal to the number of Common Shares issuable upon conversion of the Preferred Shares immediately prior to such consolidation or merger. In any such case, appropriate provision shall be made with respect to the rights and interests of the holders of the Preferred Shares to the end that the provisions hereof (including, without limitation, provisions for adjustment of the each applicable Conversion Price) shall thereafter be applicable, as nearly as may be practicable, in relation to any shares, securities or assets thereafter deliverable upon the exercise of such conversion rights. The Company shall not effect any such consolidation or merger unless, prior to or simultaneously with the consummation thereof, the successor corporation or entity (if other than the Company) resulting from such consolidation or merger shall assume by written instrument executed and mailed or delivered to the holders of the Preferred Shares, the obligations to deliver to such holders such shares, securities or assets as, in accordance with the foregoing provisions, the holders may be entitled to receive. Except as expressly set forth in this Article, nothing in this Article will be deemed to restrict the Company from entering into a consolidation or merger.

14	No Impairment. The Company will not, by amendment of these Articles or through any reorganization, recapitalisation, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Shares against impairment.

15	No Fractional Shares and Certificate as to Adjustments.

15.1	No fractional Shares shall be issued upon the conversion of any Preferred Shares, and the number of Common Shares to be issued shall be rounded down to the nearest whole Share. Whether or not fractional Shares are issuable upon such conversion shall be determined on the basis of the total number of Preferred Shares the holder is at the time converting into Common Shares and the number of Common Shares issuable upon such aggregate conversion.

15.2	Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Shares pursuant to in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS”, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Preferred Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the consideration received or deemed to be received by the Company for any additional Shares issued or sold or deemed to have been issued or sold, (C) the Conversion Price for such series of Preferred Shares at the time in effect, and (D) the number of Common Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Preferred Share.

16	Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any Shares of any class or any other securities or property, to receive any other right, or to exchange their Common Shares, Preferred Shares (or other securities) for securities or other property deliverable upon a reorganization, reclassification, consolidation, merger, dissolution, liquidation or winding up, the Company shall mail to each holder of Preferred Shares, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other exchange, and the amount and character of such dividend, distribution, right or other exchange.

17	Reservation of Shares Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorised but unissued share capital, solely for the purpose of effecting the conversion of all outstanding Series A Preferred Shares and Series B Preferred Shares, such number of Common Shares as shall from time to time be sufficient to effect such conversion; and if at any time the number of authorised but unissued Common Shares shall not be sufficient to effect such conversion, in addition to such other remedies as shall be available to the holder of such Preferred Shares, the Company acting by way of general meeting or written resolution of the Members, will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorised but unissued share capital to such number of Common Shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite shareholder approval of any necessary amendment to these Articles or to amend the share capital as contemplated by section 13 of the Statute.

18	Notices. Any notice required in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” to be given to the holders of Preferred Shares shall be deemed given three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to each holder of record at his address appearing on the Register of Members.

RIGHTS ATTACHING TO THE COMMON SHARES

19	The Common Shares shall have the following rights:

19.1	Voting Rights. Except as otherwise required by law or these Articles, each holder of Common Shares shall have one vote in respect of each Common Share held by such holder of record on the Register of Members on all matters submitted to a vote of the Members of the Company;

19.2	Dividends. Subject to the preferential rights of the Preferred Shares, the holders of the Common Shares shall be entitled to receive, when and if declared by the board of Directors, out of the assets of the Company which are by law available therefor, dividends payable either in cash, in property or in Shares; and

19.3	Dissolution, Liquidation or Winding Up. In the event of any dissolution, liquidation or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of the Preferred Shares these Articles under the heading “WINDING UP; LIQUIDATION PREFERENCE”, holders of Common Shares shall be entitled to participate in any distribution of the assets of the Company in accordance with the relevant Articles under the heading “WINDING UP; LIQUIDATION PREFERENCE”.

REGISTER OF MEMBERS

20	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

21	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend, or in order to make a determination of Members for any other proper purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members the Register of Members shall be closed for at least ten days immediately preceding the meeting.

22	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members, and for the purpose of determining the Members entitled to receive payment of any Dividend.

23	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such Dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

24	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

25	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

26	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

TRANSFER OF SHARES

27	No Share nor any interest in a Share may be transferred either absolutely or by way of mortgage, charge, pledge or otherwise unless the requirements of these Articles are complied with and the Directors consent. The Directors shall apply the relevant provisions in any documentation that the Company is party to governing the transfer of Shares in giving their consent. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal. Provided that the Directors shall not register a transfer of any Shares which are subject to a mortgage, charge or other security interest over its shares in the Company which is notified to the Company in writing by the shareholder or on the shareholder’s behalf (a “Security Interest”) without the prior written consent of the person to whom the Security Interest is granted and further provided that the Directors shall register Chinadotcom Capital Limited as the shareholder and any interest of any person, including, without limitation Chinadotcom Capital Limited or any person whom Chinadotcom Capital Limited nominates pursuant to the Share Pledge Agreement entered or to be entered into by Chinadotcom Capital Limited and Symphony Technology II-A, L.P., to whom a Security Interest is granted, following the enforcement of the Security Interest. In the event that the Company is requested by a shareholder granting a mortgage, charge or other security interest over its shares in the Company, to make a notation or entry in the register of members of the Company to show that such Shares are subject to such mortgage, charge or other security interest, no notation shall be made without first obtaining the approval (by vote or written resolution, as provided by these Articles and by law) of the holders of a majority of each of the Series B Preferred Shares. In no circumstances shall the Company make a notation or entry in the register of members of the Company unless the requirements of the foregoing sentence have been complied with.

28	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

REDEMPTION AND REPURCHASE OF SHARES

29	Subject to the provisions of the Statute the Company may issue Common Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Common Shares shall be effected in such manner as the Company may, by Special Resolution, determine before the issue of the Shares. The Series A Preferred Shares and Series B Preferred Shares shall not be redeemable.

30	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) provided that the Members shall have approved the manner of purchase by Ordinary Resolution.

31	Purchase of Shares owned by an Employee Shareholders. The Company is authorised to purchase any Share owned by an Employee Shareholders in accordance with the following manner of purchase: The Company shall serve a repurchase notice in a form approved by the Directors on the Member from whom the Shares are to be repurchased at least 2 days prior to the date specified in the notice as being the repurchase date; the price for the Shares being repurchased shall be such price agreed between the board of Directors and the applicable Member; the date of repurchase shall be the date specified in the repurchase notice; and the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the board of Directors and the applicable Member in their sole discretion.

32	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

VARIATION OF RIGHTS OF SHARES

33	Except as otherwise expressly permitted in these Articles, any amendment, modification or supplement to these Articles if such action would alter or change materially and adversely the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Preferred Shares, shall not be effective except with the consent in writing of the holders of a majority of the outstanding Preferred Shares (whichever Shares are so affected by such amendment, modification or supplement) or with the sanction of a resolution passed at a separate meeting of the holders of the Preferred Shares by the holders of a majority of the outstanding Preferred Shares (whichever Shares are so affected by such amendment, modification or supplement).

34	The rights attached to the Common Shares may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of a majority of the Common Shares, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Common Shares

35	The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one class of Shares except that the necessary quorum shall be one or more persons holding or representing by proxy a majority of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

36	The rights attached to the Preferred Shares shall be deemed to be varied by the increase or decrease (other than by redemption or conversion) of the total number of authorised Shares.

COMMISSION ON SALE OF SHARES

37	The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

38	The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder provided that the Company shall recognise any interest of any person, including, without limitation, Chinadotcom Capital Limited, any person whom Chinadotcom Capital Limited nominates pursuant to the Share Pledge Agreement entered or to be entered into by Chinadotcom Capital Limited and Symphony Technology II-A, L.P., and any person to whom a shareholder grants a Security Interest.

LIEN ON SHARES

39	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for any amounts unpaid on such Shares, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

40	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

41	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

42	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

43	Subject to the terms of the allotment the Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

44	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

45	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

46	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

47	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

48	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

49	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

50	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

51	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

52	If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

53	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

54	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

55	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

56	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSMISSION OF SHARES

57	If a Member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him.

58	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before his death or bankruptcy, as the case may be.

59	If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

60	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share. If the notice is not complied with within ninety days the Directors may thereafter withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

61	The Company may by Ordinary Resolution:

61.1	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

61.2	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

61.3	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

61.4	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

62	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

63	Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

63.1	change its name;

63.2	alter or add to these Articles, subject to the separate Preferred Shares series vote set forth under the heading “POWERS OF DIRECTORS”;

63.3	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

63.4	reduce its share capital and any capital redemption reserve fund.

REGISTERED OFFICE

64	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

65	All general meetings other than annual general meetings shall be called extraordinary general meetings.

66	The Company shall, if required by the Statute, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

67	The Company may hold an annual general meeting, but shall not (unless required by Statute) be obliged to hold an annual general meeting.

68	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

69	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company.

70	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

71	If the Directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

72	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

73	At least five days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

73.1	in the case of an annual general meeting, by Members (or their proxies) holding a majority in par value of the Shares entitled to attend and vote thereat; and

73.2	in the case of an extraordinary general meeting, by Members (or their proxies) holding a majority in par value of the Shares entitled to attend and vote thereat.

74	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

75	The holder of each Series A Preferred Share and the holder of each Series B Preferred Share shall be entitled, notwithstanding any provision hereof, to notice of any general meeting in accordance with these Articles.

PROCEEDINGS AT GENERAL MEETINGS

76	The Board of Directors shall in the event that any committee is established, not have the power to resolve any deadlock in the committees but shall, to the exclusion of the Board of Directors, delegate such power exclusively to the committee unless otherwise specifically provided in the resolutions creating such committee.

77	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

78	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

79	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

80	The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

81	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

82	The chairman may, with the consent of a meeting at which a quorum is present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

83	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

84	Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

85	The demand for a poll may be withdrawn.

86	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

87	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

88	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

VOTES OF MEMBERS

89	Each holder of a Series A Preferred Share and each holder of a Series B Preferred Share shall have the right to one vote for each Common Share into which such Series A Preferred Share or such Series B Preferred Share could be converted on the record date for the vote or written resolution of Members and, except as otherwise required by law, with respect to such vote, such holder of Preferred Shares shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Shares.

90	Only the affirmative vote of holders of a majority of Preferred Shares, voting together as a single class, shall be able to appoint or remove, with or without cause, the Directors.

91	Subject to any rights or restrictions attached to any Shares (including such rights set out in the two immediately preceding Articles), on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative, shall have one vote and on a poll every Member shall have one vote for every Share of which he is the holder.

92	Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all Shares into which Preferred Shares held by each holder could be converted) shall be rounded down to the nearest whole number.

93	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

94	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

95	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

96	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

97	On a poll or on a show of hands votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

98	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

99	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised for that purpose. A proxy need not be a Member of the Company.

100	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

100.1	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

100.2	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

100.3	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may, in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the

Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

101	The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

102	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATE MEMBERS

103	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

SHARES THAT MAY NOT BE VOTED

104	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DIRECTORS

105	There shall be a board of Directors consisting of five persons (exclusive of alternate Directors) provided however that the Company may from time to time by Ordinary Resolution increase or reduce the limits in the number of Directors, subject to the Director Provision (as defined under the heading “POWERS OF DIRECTORS”). The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers.

POWERS OF DIRECTORS

106

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the

Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

107	For so long as the Protective Condition exists and notwithstanding any other Article herein, no extraordinary or annual general meeting called for the purpose of considering an alteration, amendment, supplement or revision of these Articles shall be quorate, without there being present in person or by proxy the holders of a majority of each of the Series A Preferred Shares and the Series B Preferred Shares (each voting as a separate class), and none of the following actions may be taken, directly or indirectly, by the Company without first obtaining the approval (by vote or written resolution, as provided by these Articles and by law) of the holders of a majority of each of the Series A Preferred Shares and the Series B Preferred Shares (each voting as a separate class):

107.1	effect any merger, other corporate reorganization, transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of or any transaction in which greater than twenty percent (20%) of the assets of the Company are sold;

107.2	create (by reclassification or otherwise), authorize or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security (i) having a preference over, or being on a parity or pari passu with, the Preferred Shares with respect to voting rights, dividend rights, conversion rights or liquidation rights, or (ii) having rights similar to any of the rights of the Preferred Shares;

107.3	increase or decrease the number of authorized Directors of the Company (the “Director Provision”);

107.4	alter, amend, supplement or revise these Articles;

107.5	redeem or repurchase any Common Shares or Preferred Shares; provided, however, for the avoidance of doubt, that this restriction shall not apply to the repurchase of Common Shares or Preferred Shares issued pursuant to equity incentive agreements from Employee Shareholders under which the Company has the right to repurchase such Shares upon the termination of such services; or

107.6	acquire, through merger, share purchase or otherwise, a majority interest in another entity of all or substantially all of the assets of another entity in exchange for payment by the Company of an amount in excess of US$10,000,000.

108	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

109	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

110	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture shares, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

APPOINTMENT AND REMOVAL OF DIRECTORS

111	The Company may appoint any person to be a Director or may remove any Director, so long as any Series A Preferred Shares or Series B Preferred Shares shall be outstanding, by the affirmative vote of the holders of a majority of the then outstanding Series A Preferred Shares and Series B Preferred Shares, voting together as a single class on an as-converted basis, and if no Series A Preferred Shares or Series B Preferred Shares shall be outstanding, then by Ordinary Resolution.

112	If a vacancy on the board of Directors occurs, the Directors may appoint any person to be a Director provided that only a director or directors nominated (in accordance with the terms of any agreement to which such Members are party and which provide for such matters) by the same series of Preferred Shares as the vacating director, shall be entitled to vote to fill such vacancy. If there are no such directors, such vacancy shall be filled by the affirmative vote of the holders of a majority of the Preferred Shares of that same series as those who would be entitled to nominate a person to fill such vacancy in accordance with the terms of any agreement to which such Members are party and which provide for such matters.

VACATION OF OFFICE OF DIRECTOR

113	The office of a Director shall be vacated if:

113.1	he gives notice in writing to the Company that he resigns the office of Director; or

113.2	if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

113.3	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

113.4	if he is found to be or becomes of unsound mind; or

113.5	if all the other Directors of the Company (being not less than two in number) resolve that he should be removed as a Director.

PROCEEDINGS OF DIRECTORS

114	The quorum for the transaction of the business of the Directors shall be a majority of the duly appointed and acting Directors. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum.

115	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

116	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

117	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

118	A Director or alternate Director may, or other officer of the Company on the requisition of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

119	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

120	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

121	All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

122	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

PRESUMPTION OF ASSENT

123	A Director of the Company who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIRECTORS’ INTERESTS

124	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

125	A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

126	A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

127	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

128	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

MINUTES

129	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

DELEGATION OF DIRECTORS’ POWERS

130	The Directors may, by resolution adopted by a majority of the authorized Directors, delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. The appointment of members of a committee and the removal of members of a committee requires the vote of a majority of the authorized number of Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

131	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

132	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

133	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

134	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the Directors or Members.

ALTERNATE DIRECTORS

135	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

136	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

137	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

138	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

139	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

NO MINIMUM SHAREHOLDING

140	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

REMUNERATION OF DIRECTORS

141

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

142	The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

SEAL

143	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

144	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

145	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

146	Subject to the Statute and this Article, the Directors may declare Dividends and distributions on Shares in issue and authorise payment of the Dividends or distributions out of the funds of the Company lawfully available therefor. No Dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account or as otherwise permitted by the Statute. In the event that the Company has taxable gains that are attributed to any holder of Shares (for example, as a result of an election to treat the Company as a partnership for U.S. federal and state income tax purposes), and these amounts have not been distributed to the holders, the Company shall be required to distribute in cash, no later than five (5) days prior to the due date of any quarterly estimated tax payment obligation and one hundred (100) days after the close of each fiscal year (each a “Due Date”), an amount per Share sufficient for each direct holder and their indirect holders, in the case of direct holders that are pass-through entities for income tax purposes, to pay their income tax liabilities resulting from such income or gains; provided that, in the event the Company has not received information from the holders regarding the amount of such tax liability at least ten (10) days before a Due Date, a minimum mandatory distribution of forty percent (40%) of taxable income shall be distributed automatically on or before each Due Date. The Company will make any distributions payable pursuant to this section to all holders on a pro rata basis (based on the number of Shares owned).

147	Except as otherwise provided by the rights attached to Shares, all Dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

148	The Directors may deduct from any Dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

149	The Directors may declare that any Dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

150	Any Dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

151	No Dividend or distribution shall bear interest against the Company.

152	Any Dividend which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend shall remain as a debt due to the Member. Any Dividend which remains unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

153

The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

BOOKS OF ACCOUNT

154	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

155	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

156	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

157	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors, and may fix his or their remuneration.

158	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

159	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

NOTICES

160	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by post, cable, telex or fax to him or to his address as shown in the Register of Members. Any notice, if posted from one country to another, is to be sent airmail.

161	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted.

162	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

163	Notice of every general meeting shall be given in any manner hereinbefore authorised to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

WINDING UP; LIQUIDATION PREFERENCE

164	If the Company is wound up, liquidated or dissolved then, subject to a deduction from those Shares in respect of which there are monies due of all monies payable to the Company:

164.1

The holders of the Series B Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A Preferred Shares, Common Shares or other Junior Equity Security by reason of their ownership thereof, an amount per Share equal to the Series B Net Special Preference for such Shares. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series B Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Shares based on the preferential amount each such holder is otherwise entitled to receive;

164.2	Upon the completion of the distribution required by the immediately above sub-article, the holders of Series A Preferred Shares and the Series B Preferred Shares, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Shares or other Junior Equity Security by reason of their ownership thereof, shall be entitled to receive an amount per Share equal to the Liquidation Preference for such Share. If the assets and funds thus distributed among the holders of the Series A Preferred Shares and Series B Preferred Shares pursuant to this sub-article shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares and Series B Preferred Shares based on the amount of Liquidation Preference that each such holder is otherwise entitled to receive and, if any consideration remains, ratably among the holders of the Series A Preferred Shares and Series B Preferred Shares based on the amount of declared but unpaid dividends that each such holder is otherwise entitled to receive.

164.3	Upon the completion of the distribution required by the immediately above sub-articles, the remaining assets and funds of the Company available for distribution to shareholders shall be distributed among the holders of the Series A Preferred Shares, Series B Preferred Shares and Common Shares pro rata based on the number of Common Shares held by each (assuming conversion of all such Series A Preferred Shares and Series B Preferred Shares).

164.4	If any holder of Series A Preferred Shares is, at the time of any winding up, dissolution or liquidation, indebted to the Company, and if there are Excess Subject Profits at such time, then that portion of such distribution of assets provided for in this Article 164 equal to the lesser of (a) the accrued and unpaid interest and the outstanding principal under such indebtedness or (b) the Excess Subject Profits shall be waived by such holder, and the accrued and unpaid interest and outstanding principal under such indebtedness shall be reduced by the amount of such waiver.

165	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

166	In the event that a Deemed Liquidation occurs,

166.1	The holders of the Series A Preferred Shares and Series B Preferred Shares shall be entitled to receive at the closing of such Acquisition in cash, securities or other property, the Deemed Liquidation Preference by way of a Dividend or distribution on such Shares; provided, however, that if the holders of at least a majority of the then outstanding shares of each of Series A Preferred Shares and Series B Preferred Shares, voting as separate classes, vote affirmatively to approve an Acquisition and, in connection with such vote, agree that the cash, securities or other property to be received in connection with such Acquisition shall be distributed among the holders of Preferred Shares and Common Shares in accordance with the agreement or agreements setting forth the terms and conditions of such Acquisition, then in lieu of the amounts specified in above, the holders of Preferred Shares and Common Shares shall be entitled to receive such amounts upon the closing of such Acquisition as are set forth in such agreement or agreements and not the amounts specified in above.

166.2	If any holder of Series A Preferred Shares is, at the time of any Deemed Liquidation, indebted to the Company, and if there are Excess Subject Profits at such time, then that portion of such distribution of assets provided for in this Article 166 equal to the lesser of (a) the accrued and unpaid interest and the outstanding principal under such indebtedness or (b) the Excess Subject Profits shall not be payable to such holder, and the Company shall apply such amounts by way of set-off to the payments of the accrued and unpaid interest and outstanding principal under such indebtedness.

167	In the event of an Acquisition, if the consideration received by the Company is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

167.1	Securities not subject to investment letter or other similar restrictions on free marketability:

167.1.1	If traded on a securities exchange or other last sale reporting system such as The Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 20-day period ending two days prior to the closing (or such other period as is set forth in the agreement or agreements setting forth the terms of such Acquisition);

167.1.2	If actively traded over-the-counter (but not on a last sale reporting system), the value shall be deemed to be the average of the closing bid prices over the 20-day period ending two days prior to the closing (or such other period as is set forth in the agreement or agreements setting forth the terms of such Acquisition); and

167.1.3	If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Company and the holders of at least a majority of the then outstanding Series A Preferred Shares and the Series B Preferred Shares, voting as two separate classes.

167.2	The method of valuation of securities subject to investment letter or other restrictions on free marketability including, without limitation, restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount, if any, from the market value determined as set forth in the above Article to reflect the approximate fair market value thereof, as determined in good faith by the Directors.

INDEMNITY

168	The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company to the fullest extent permitted by law from and against all actions, proceedings, costs, charges, losses, damages and expenses (including, without limitation, attorney’s fees and expenses) which they or any of them shall or may incur or sustain by reason of any act (including, without limitation, the investigation of any act) done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own misconduct, neglect or default respectively and no such Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the misconduct, neglect or default of such Director, officer or trustee.

169	The board of Directors may, notwithstanding any interest of the Directors in such action, authorize the Company to purchase and maintain insurance on behalf of any person described in the above Article, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of the above Article.

FINANCIAL YEAR

170	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

TRANSFER BY WAY OF CONTINUATION

171	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Exhibit 1.13

CAYMAN FIRST TIER

EXECUTIVE COMMITTEE CHARTER

Adopted September 4, 2003

As Amended and Restated November 14, 2003

I. PURPOSE AND RESPONSIBILITIES

A. Committee Powers. The purpose of the Executive Committee (the “Committee”) of the Board of Directors (the “Board”) of Cayman First Tier (the “Company”) is to discharge the responsibilities of the Board relating to the duties and responsibilities enumerated below:

1. use commercially reasonable efforts to cause the Company to achieve consistent and profitable results in line with the quarterly projections that the Committee submits to the Board;

2. except as otherwise specified herein, appoint, evaluate the performance of, promote, terminate or demote and remove members of the Company’s senior management team, including, without limitation, the chief executive officer and president of the Company, but excluding the chief financial officer;

3. except as otherwise specified herein, demote and remove the chief financial officer of the Company and, if at any time no chief financial officer is in place, identify and nominate to the Board a candidate or candidates to become chief financial officer;

4. except as specifically set forth in paragraph I.D.13 below, evaluate and approve the Company’s exercise of its voting rights as shareholders in, or as members or partners of, Affiliated Companies (as defined below) including the appointment of directors and officers of the Affiliated Companies (with appointment of Series A and Series B appointees in proportion to their representation on the Committee, including the appointment of two CDC appointees (who shall also be Company Directors) as directors of IMI Global Holdings Ireland Limited), provided that such exercise shall not violate the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), the Shareholders Agreement (the “Shareholders Agreement”) dated as of September, 2003 by and among the Company, Symphony Technology II-A, L.P., a Delaware limited liability partnership (“Symphony”), and chinadotcom Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“CDC”), the Put Option Agreement dated as of September, 2003 by and among the Company, Symphony and CDC, the Revolving Credit Agreement dated as of September, 2003 by and between the Company and CDC (the “Line of Credit”) or related ancillary documents;

5. except as otherwise specified herein, determine and approve compensation levels for senior management, including without limitation performance and incentive based compensation such as stock option awards, awards of restricted stock, SARs, and the like with respect to the Affiliated Companies (collectively “Equity Incentives”); establish the appropriate incentive compensation and equity-based plans with respect to Equity Incentives for the Company’s employees and consultants, reserving such number of shares to be issued pursuant to such plans by the Company or a subsidiary entity of the

Company as determined by the Committee, subject only to the limit set forth in I.D.3. of this Charter; and administer such plans, including specifically making grants with respect to Equity Incentives under said plans, provided that the Committee may delegate to the Company’s chief executive officer the authority to carry out all of the powers of the Committee to grant options under the Company’s plans to employees or consultants of the Company who are not members of the Board, the chief executive officer or officers; and provided further that such plans shall require five-year vesting, with one-year cliff vesting and the Committee shall use reasonable efforts to ensure that the aggregate number of shares vested and exercised under any plans shall not exceed 1.8% of the fully diluted capitalization of the Company (or such number of shares in a subsidiary that results in a similar dilution) until September 1, 2004. For avoidance of doubt, the Equity Incentives shall be issuable pursuant to a single global plan, which may include subplans designed to address securities, tax or other jurisdictional specific issues, with the result that the global plan accounts for no greater than 10% of the Equity Incentives on a fully diluted basis of the Company (assuming the consolidation of all Affiliated Companies) unless otherwise permitted pursuant to I.D.3;

6. formulate and approve the Company’s annual operating budget by no later than November 30 of each year for the next year, so long as the budget is EBITDA positive (exclusive of one-time, restructuring or transaction-related charges);

7. evaluate and approve operating and capital expenditures and contractual commitments, including those not in the ordinary course of the Company’s business;

8. evaluate and respond to inquiries regarding potential acquisitions of the shares or assets of the Company;

9. identify and evaluate potential acquisition targets and approve acquisitions, mergers and divestitures subject to the provisions of the Company’s Amended and Restated Memorandum and Articles of Association;

10. formulate and approve the Company’s business and operating plans for the Combined Entity (as defined below), including long-term strategy;

11. establish and maintain procedures, which will be circulated to the Affiliated Companies’ management, designed to ensure that the Company (i) complies with requests intended to accommodate CDC’s internal control and accounting policies, and (ii) complies with applicable federal and state securities laws and regulations and applicable exchange or self regulatory organization rules and requirements (collectively, the “Compliance Requirements”)

12. implement policies relating to Compliance Requirements that are established by the Board and oversee operation of the Company’s business in an effort to ensure compliance with such policies and procedures;

13. in the event that the Board or the Committee determines that the Company has engaged in practices that are not in compliance with any Compliance Requirements, adopt policies and procedures designed to prevent the recurrence of, or any further noncompliance, including based on the reasonable recommendations of the Company’s independent auditors.

14. evaluate and, if approved by the Committee, adopt and implement recommendations from the Board regarding compliance with Compliance Requirements;

15. provide information, and instruct the officers and employees of the Company to provide information, reasonably requested by the Board or that is appropriate or necessary to allow the Board to exercise its duties;

16. authorize and effect draws pursuant to the Line of Credit without regard to any default or other obligation under the Foothill Credit Agreement (as defined in the Line of Credit);

17. authorize and effect payment of amounts owed by the Company to any third party creditor or lender (regardless of whether such amounts are due) without regard to any default or other obligation under the Foothill Credit Agreement (as defined in the Line of Credit);

18. authorize and delegate the authority to make any tax related filings or elections; provided that such filing or election does not (i) affect CDC’s ability to consolidate financial statements for so long as CDC is a majority shareholder of the Company, (ii) adversely affect CDC’s rights as a secured lender under the Line of Credit or (iii) result in a negative financial impact in the profit and loss financial statements of any of the Affiliated Companies;

19. perform such other duties and responsibilities enumerated in and consistent with this Charter.

B. Required Actions. Notwithstanding anything to the contrary in this Charter:

1. If the Committee proposes to amend or adjust the Company’s operating budget so as to increase expenses for any fiscal quarter by more than five percent (5%), or proposes expenditures that will exceed the Company’s operating budget expenses by more than five percent (5%) for any fiscal quarter, then the Committee shall present such revised budget or expenditures to the Board for consideration. The Committee may approve and implement such revised budget or expenditures (i) if the Board approves such revised budget or expenditures, (ii) upon approval by the Committee after considering any recommendation made by the Board or (iii) after thirty (30) days, whichever occurs first.

2. Any check or wire transfer in an amount of $1 million or above (in the aggregate to any one payee, whether directly or indirectly in any rolling one-year period) shall require (i) the signature of a designated director, appointed by the Series A Preferred Shares, who shall initially be Romesh Wadhwani and the signature of a designated director appointed by the Series B Preferred Shares, who shall initially be Peter Yip, (ii) the signature of a senior executive of the Company and (iii) a Committee resolution, if the amount is equal to or less than $3 million or a Board resolution if the amount is greater than $3 million.

3. The Committee exclusively delegates the authority to make tax related filings and elections as described in I.A.18 above to the members of the Committee appointed by the holders of the Series A Preferred Shares as provided in III.A. Actions taken by such members shall be deemed actions of the Committee.

4. The Committee shall be deemed to have acted if either the holders of a majority of the Series A Preferred Shares or Series B Preferred Shares elect to terminate the chief executive officer if (i) the Combined Entity has had negative EBITDA on the basis of generally accepted accounting principles in the United States (“Operating Loss”) for four (4) consecutive, complete fiscal quarters, and such Operating Loss was not contemplated in the annual or quarterly plan, (ii) the Combined Entity misses its operating budget by more than (x) 15% of revenue and (y) 50% of profits, or (iii) in the event of a material failure to adhere to Compliance Requirements.

C. Shared Powers. Notwithstanding anything to the contrary in this Charter, the Board and the Committee shall each independently have the power to:

1. terminate and remove members of the Company’s senior management team, including, without limitation, the chief executive officer, president and chief financial officer of the Company, for (i) any adjudication, admission or plea of no contest to fraud or an act of dishonesty against the Company; (ii) a conviction or plea of guilty or no contest to any felony or gross negligence in the performance of duties; or (iii) any gross negligence, willful misconduct or acts of dishonesty in the performance of duties which causes a material detriment to the Company; and

2. initiate, manage and direct investigations into potential noncompliance by the Company with Compliance Requirements.

D. Board Powers. Notwithstanding anything to the contrary in this Charter, the Board shall have the exclusive power to:

1. select, appoint and terminate the Company’s independent auditor from one of the following firms: Ernst & Young, PricewaterhouseCoopers, Deloitte & Touche and KPMG, approve changes in significant accounting policies and instruct the auditor to perform unaudited quarterly reviews in addition to annual audits, if the Board determines that such reviews are in the best interest of the Company;

2. if at any time no chief financial officer of the Company is in place, review the candidates for the chief financial officer position nominated by the Committee and approve the selection of one such candidate within 30 calendar days;

3. subject to the Committee’s power in I.A.4. above, approve establishment of equity incentive or similar equity compensation plans for which shares representing, in the aggregate, more than 10% of the fully diluted capitalization of the Company (or such number of shares in a subsidiary that result in a similar dilution) are reserved or allocated, and increases in such plans that result in more than 10% of the fully diluted capitalization of the Company (or such number of shares in a subsidiary that result in a similar dilution) being reserved or allocated for such plan;

4. approve any increases in or grants of employee annual cash compensation that are an aggregate of $200,000 or more per employee greater than the levels or ranges agreed to by the Company and the employee;

5. instruct the Company’s Chief Executive Officer and Chief Financial Officer of the Company to participate in weekly CDC management meetings (failure to participate in such meetings is a material failure to adhere to Compliance Requirements);

6. require the Company’s chief executive officer and chief financial officer (or equivalent) to execute quarterly and annual certifications of the Company’s financial results (failure to provide such certifications is a material failure to adhere to Compliance Requirements);

7. instruct the Company’s management to, within reason, support CDC’s internal quarterly and annual financial reviews and audits, which would include allowing and facilitating periodic reviews by the CDC internal auditor (failure to support these financial reviews and audits is a material failure to adhere to Compliance Requirements);

8. instruct the Committee to implement a financial control policy designed to prevent fraud or lack of compliance with the Compliance Requirements, which may include reasonable check signing policies or procedures; provided however that such policies of procedures shall not limit or interfere with the Committee’s ability to operate the business (failure to implement such financial control policy is a material failure to adhere to Compliance Requirements);

9. after recommendation by the Committee, approve, within 30 calendar days, any transaction in which (i) greater than five percent (5%) of the assets of the Company are sold or (ii) the Company acquires, through merger, stock purchase or otherwise, a majority interest in another entity or all or substantially all of the assets of another entity in exchange for aggregate transaction payment by the Company of an amount in excess of $3,000,000 in value;

10. establish policies designed to ensure that the Company complies with Compliance Requirements;

11. make recommendations to the Committee regarding any of the duties delegated to the Committee;

12. consent to the transfer of any Shares as contemplated by Article 27;

13. evaluate and approve the Company’s exercise of its voting rights as shareholders in, or as members or partners of, Affiliated Companies only with respect to enforcement of the Company’s or any such Affiliated Company’s rights pursuant to share pledge or security agreements between the Company or any such Affiliated Company on the one hand and a holder of Series B Preferred Shares, as the beneficiary of a pledge or security interest, on the other hand; and

14. exercise any power not delegated to the Committee.

II. EXCLUSIVE DELEGATION

The delegation of responsibilities of the Board to the Committee shall be exclusive, and the Board shall not exercise any powers or discharge any duties and responsibilities delegated to the Committee for so long as the Committee exists, unless specifically requested by the Committee by appropriate action of the Committee. The Board is specifically not empowered to resolve deadlock in the Committee.

III. MEMBERSHIP AND PROCEDURES

A. Membership and Appointment. The authorized number of members of the Committee shall be four (4) members of the Board, with two (2) members to be elected by the affirmative vote of the holders of a majority of the Company’s outstanding Series B Preferred Shares, and two (2) members to be elected by the affirmative vote of the holders of a majority of the Company’s outstanding Series A Preferred Shares (such authorized number of members and the method for their election shall be referred to as the “Primary Membership”);

B. Special CEO Appointment. In the event that (i) Mr. Pat Tinley is an employee of CDC or one of its wholly-owned subsidiaries or (ii) the Transition and Stock Vesting Agreement dated as of September 4, 2003 among Mr. Tinley, chinadotcom corporation and the other parties thereto shall not have been terminated, Mr. Tinley shall be appointed as chief executive officer of the Company (or its operating subsidiary (Mr. Tinley, in such appointed capacity, the Appointed CEO”)). The Appointed CEO shall serve at the discretion of the Committee and is subject to review and termination by the Committee or its delegate as provided in this Charter. For so long as Mr. Tinley is the Appointed CEO, he shall serve at the sole discretion of the holders of a majority of the Series B Preferred Shares as one of the members of the Committee designated by the holders of a majority of the Series B Preferred Shares.

C. Expansion to Five Members. Notwithstanding anything in this Charter to the contrary, the authorized number of Committee members may be increased by the Board to five (5) members, and if increased by the Board to five (5) members, the fifth member shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares, if the Appointed CEO is not hired or serving as the chief executive officer of the Company or any Affiliated Company on a permanent or interim basis and is not serving as a member of the Committee, or if:

1. Debt (as defined in the Line of Credit), excluding the Foothill Credit Agreement (provided that the Company repays and Foothill releases its security interest as provided in the Line of Credit), from a third-party lender to the Combined Entity becomes senior to the Line of Credit without the prior approval of CDC, provided that the Committee shall revert to the Primary Membership if the third-party Debt ceases to be senior to the Line of Credit (and the expanded Committee shall use commercially reasonable efforts to subordinate or repay such senior lender);

2. the Company has failed to cure any default in any principal or interest payment obligation under the Line of Credit (it being understood that a default under the Foothill Credit Agreement shall in no event trigger any payment obligations under the Line of Credit), provided that the Committee shall revert to the Primary Membership if the Company pays all principal and interest due under the Line of Credit (and the expanded Committee shall use commercially reasonable efforts to repay such principal and interest);

3. the Company is in default of the Line of Credit because Combined Entity is not Solvent (as defined in Section 7.1(e) of the Line of Credit); provided that the Committee shall revert to the Primary Membership if the Combined Entity is Solvent (and the expanded Committee shall use commercially reasonable efforts to cause the Combined Entity to become Solvent); or

4. for so long as the loan of US$25,000,000 from the Company to Symphony (the “STG Loan”) pursuant to that certain Promissory Note dated as of November     , 2003 issued by Symphony in favor of the Company (the “Symphony Note”), in connection with which Symphony is pledging to the Company the Series A Preferred Shares of the Company owned by Symphony (the “Pledged Shares”), remains outstanding, upon (a) (i) the occurrence of a Certification Default (as defined in the Symphony Note) or (ii) receipt of the quarterly financial statements of the Company from the Company’s outside accountants and (b) receipt of written notice from the accountants of CDC providing that CDC write down the STG Loan, which causes CDC to recognize an impairment with respect to the STG Loan as part of its consolidated financial results (the joint occurrence of (a)(ii) and (b) being a “Write Down Event”); provided that the Committee shall revert to the Primary Membership upon the receipt of any subsequent certification from Symphony confirming that the value of the Pledged Shares is at least equal to the outstanding principal amount due under the STG Loan.

D. Removal of Members and Vacancies. A Committee member once elected shall hold office until a successor has been elected, or until his or her death, resignation or removal. The membership of the Committee may be altered by the Board such that the entire Committee or any individual Committee member may be removed from such Committee with or without cause by the affirmative vote of a majority of the Board. Subject to the foregoing reserved authority, a Committee member elected by either the holders of Series A Preferred Shares or Series B Preferred Shares may be removed and replaced, with or without cause, only by the affirmative vote of the holders of a majority of series of preferred shares which initially elected that member. Any Committee member may resign from the Committee effective upon giving written notice to the Chairman of the Board, the Corporate Secretary, or the entire Board (unless the notice specifies a later time for the effectiveness of such resignation). Subject to the ultimate authority reserved by the Board to alter Committee membership, in the event a Committee member resigns, his or her successor member shall be elected consistent with the election provisions for Primary Membership.

E. Chairperson. A chairperson of the Committee (the “Chairperson”) may be designated by the majority vote of the full Committee membership and shall initially be Romesh Wadhwani. The Chairperson shall determine the agenda, the frequency and the length of meetings and shall have unlimited access to management and information. The Chairperson shall establish such other rules as may from time to time be necessary and proper for the conduct of the business of the Committee, but shall not do so in a manner that may unreasonably prevent the exercise by any member of the Committee of any right or power of such member.

F. Secretary. The Committee may appoint a Secretary whose duties and responsibilities shall be to keep appropriate records of the formal proceedings of the Committee and to perform all other duties as may from time to time be assigned to him or her by the Committee, or otherwise at the direction of a Committee member. The Secretary need not be a Director. The Secretary shall make reasonable efforts to distribute minutes of each meeting of the Committee to the Board within two (2) weeks of each Committee meeting.

G. Meetings. Regular meetings of the Committee shall be held monthly on the third Tuesday of each month commencing October 21, 2003 at the hour of 5:30 p.m. pacific time (or at such other time as agreed to by at least one (1) director appointed by the Series A Preferred Shares and one (1) director appointed by the Series B Preferred Shares), and special meetings of the Committee may be held in accordance with the notice provisions for the time and place of such meetings set forth below. The Committee shall use reasonable efforts to schedule meetings at times that are reasonably convenient for all Committee members, except that no Committee member’s convenience shall cause a delay of more than 5 business days in scheduling a meeting. At each Committee meeting, the remaining Board members, or their delegates, may attend as observers. The Committee shall only delegate its powers to individual Committee members by resolution properly adopted by the Committee. Special meetings of the Committee shall be held at the call of the Chairperson, or upon written notice provided by at least two (2) Committee members. Meetings may be held at any place within the United States, Hong Kong or the Cayman Islands that has been designated by the Chairman, or, in the absence of such designation, at the principal executive offices of the Company. Members of the Committee may participate in a meeting through use of conference telephone or similar communications equipment. Participation in a meeting pursuant to this paragraph constitutes presence in person at such meeting.

H. Notice. Notice of the time and place of special meetings shall be delivered personally or by electronic mail to each director or sent by a reputable delivery or shipping service, charges prepaid, or by facsimile, addressed to each Committee member at that member’s address as it is shown on the records of the Company. If the notice is sent by delivery or shipping service, it shall be deposited for delivery at least three (3) business days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile or electronic mail, it shall be delivered personally or by facsimile or electronic mail at least three (3) business days before the time of the holding of the meeting. Any oral notice given personally may be communicated either to the Committee member or to a person at the office of the member who the person giving the notice has reason to believe will promptly communicate it to the member. The notice need not specify the purpose of the meeting.

I. Waiver of Notice. Notice of a meeting need not be given to any Committee member who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting.

J. Quorum. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of business, except to adjourn as provided under “Adjournment,” below. Every act or decision done or made by a majority of the Committee members present at a meeting duly held at which a quorum is present is the act of the Committee. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Committee members, if any action taken is approved by at least a majority of the required quorum for such meeting.

K. Adjournment. A majority of the Committee members present, whether or not a quorum is present, may adjourn any meeting to another time and place.

L. Notice of Adjournment. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time and place shall be given prior to the time of the adjourned meeting to the Committee members who were not present at the time of the adjournment.

M. Committee Action by Written Consent Without A Meeting. Any action required or permitted to be taken by the Committee may be taken without a meeting, if all Committee members individually or collectively consent in writing or by electronic transmission to such action. Such written consent or consents or electronic transmission or transmissions shall be filed with the minutes of the proceedings of the Committee. Such action by written consent or electronic transmission shall have the same force and effect as a unanimous vote of the Committee.

N. Delegation. The Committee may, by resolution passed by a majority of the Committee, designate one or more subcommittees, which shall consist of at least one (1) Committee member selected by the Committee members appointed by the holders of the Series A Preferred Shares and one Committee member appointed by the Committee members appointed by the holders of the Series B Preferred Shares unless otherwise approved by the holders of the Series B Preferred Shares. Any such subcommittee to the extent provided in the resolutions of the Committee and to the extent not limited by applicable law or, if an when applicable, listing standard, shall have and may exercise all the powers and authority of the Committee. Each subcommittee shall have such name as may be determined from time to time by resolution adopted by the Committee. Each subcommittee shall keep appropriate records of its meetings and actions and report the same to the Committee or the Board when required. Any member of the Committee (other than an alternate member) may by writing appoint any Responsible Officer (as defined in the Line of Credit) of CDC or Symphony, as the case may be, to be an alternate member and by writing may remove from office an alternate member so appointed by him, as provided in the Articles.

O. Authority to Retain Advisors. In the course of its duties, the Committee shall have the sole authority, at the Company’s expense, to retain and terminate such consultants and other advisors as the Committee may deem appropriate, including the sole authority to approve any such advisors’ fees and other retention terms, provided that such expenses for any consultant or advisor relating to any one project shall not exceed $250,000 without approval of the Board, provided that no such Board approval shall be necessary in connection with services provided by the Company’s legal counsel or auditors in the normal course or in connection with the exercise by Symphony of the divestiture or put rights provided in the Shareholders Agreement.

IV. AMENDMENT

A. Amendment by Board of Directors. This Charter and any provision contained herein may be amended or repealed by a majority of the Board.

V. DEFINITIONS

A. Affiliated Companies means the Company and its subsidiaries and any of the subsidiaries of subsidiaries.

B. Combined Entity means the combination of each of the Affiliated Companies and any and all Qualified Targets acquired by any Affiliated Company, taken as a whole.

C. Qualified Targets means any complementary company and/or assets in the warehousing management, logistics and distribution management, and supply chain execution software sectors that are appropriate, as determined by the Board or its designee.